FORM 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-13958
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
THE HARTFORD INVESTMENT AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2007 and 2006

Page No(s).
Report of Independent Registered Public Accounting Firm	F-1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	F-2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	F-3
Notes to Financial Statements	F-4 — F-11
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	F-12 — F-14
Signature	F-15
Exhibits
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Members of
The Hartford Investment and Savings Plan
Hartford, Connecticut
We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Hartford, Connecticut
June 25, 2008

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006
($ IN THOUSANDS)

	2007	2006

Assets
Investments:
The Hartford Financial Services Group, Inc. common stock (at fair value) (7,465,472 and 8,386,891 shares at December 31, 2007 and 2006, respectively)	$650,914	$782,581
Index fund (at fair value)	246,149	246,581
Mutual funds (at fair value)	1,460,964	1,156,980
Pooled temporary investments (at fair value)	4,283	11,482
Group annuity contracts (at fair value)	627,250	625,987
Loans receivable from Members (at outstanding balance)	43,619	42,380

Total investments	3,033,179	2,865,991
Dividends and interest receivable	6,729	6,748

Total assets	3,039,908	2,872,739

Liabilities
Administrative expenses payable	486	313

Total liabilities	486	313

Net assets available for benefits at fair value	3,039,422	2,872,426

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,052	6,376

Net assets available for benefits	$3,043,474	$2,878,802

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
($ IN THOUSANDS)

2007

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(4,236)
Dividends and interest	186,154

Total investment income	181,918
Interest on Member loans	3,334
Employee contributions	139,362
Employer contributions, net of forfeitures	61,905
Rollover contributions	17,172

Total additions	403,691

Deductions from net assets attributed to:
Benefits paid to Members	236,599
Administrative expenses	2,420

Total deductions	239,019

Net increase	164,672

Net assets available for benefits:
Beginning of year	2,878,802

End of year	$3,043,474

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
($ in thousands)
Note 1. Description of the Plan
The following description of The Hartford Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Members should refer to the Plan Document for more complete information.
The Hartford Financial Services Group, Inc., a Delaware corporation, and its subsidiaries (collectively, “The Hartford” or the “Company”) provide investment products, life insurance, group benefits, automobile and homeowners products, and business and property-casualty insurance to both individual and commercial customers in the United States and internationally. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.
Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan Document. A Summary Plan Document describing the highlights of the Plan is available to Members on the Fidelity NetBenefits website.
Plan Changes
See Note 9 for a general description of amendments made to the Plan Document during the year ended December 31, 2007 and 2006.
General
The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company who have attained age 18. The Pension Administrative Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Trust, as defined in the Plan Document, is the aggregate funds held by the Trustee, State Street Bank and Trust Company, under the trust agreement established for the purposes of this Plan.
Contributions
Plan Members may elect to save a percentage of their base salary and may designate their savings as before-tax, after-tax or a combination of both. Generally, savings may be elected based on 1% to 30% of base salary. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the terms of the Plan, highly compensated employees are employees whose prior year earnings are equal to or exceed $100 and $95 per annum for 2007 and 2006, respectively.
Basic Savings are contributions which are not in excess of the first 6% of a Member’s base salary. For Members who have completed at least six months of service, an amount equal to 50% of a Member’s Basic Savings is matched by the Company (“Matching Company contribution”). Members’ savings in excess of 6% of base salary are Supplemental Savings that are not matched by the Company. In addition, the Company contributes 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. An employee becomes eligible for Floor Company contributions after reaching the age of 18 and completing six months of service, regardless of whether the employee elects to participate in the Plan.
Administrative Costs
The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

NOTES TO FINANCIAL STATEMENTS (Continued)
Member Accounts
Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Floor Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.
Vesting
Members are 100% vested at all times with respect to employee and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of service at which time Members are 20% vested. The vesting increases 20% each consecutive year until the fifth anniversary of service at which time the Members are 100% vested. Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for certain Members), disability, death, reaching age 65, or upon the complete discontinuance of Matching Company contributions or termination of the Plan.
Investment Options
As of December 31, 2007, contributions of Member savings and Company contributions may be invested in any of the twenty investment options of the Plan (see Note 9) in multiples of 1%, as elected by the Member (“Member directed investments”).
Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 8 for further discussion.
Member Loans
Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account and bears interest at the prime rate in the 3-month calendar quarter in which the loan originates (as published in the Wall Street Journal) plus 1% and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy and may be paid in cash or stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.
Forfeitures
At December 31, 2007 and 2006, forfeited non-vested accounts totaled $1,136 and $302, respectively. These forfeitures are applied to reduce future employer contributions. During the year ended December 31, 2007, employer contributions were reduced by $289 from forfeitures.
Note 2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

NOTES TO FINANCIAL STATEMENTS (Continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan utilizes various investment instruments, including mutual funds, company stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan’s investments are stated at fair value. The fair value of the common stock of The Hartford Financial Services Group, Inc. (“HFSG”) is based on quoted market prices. Mutual funds and pooled temporary investment funds are valued at the net asset value of shares held by the Plan at year end. The Stable Value Fund includes synthetic and traditional guaranteed investment contracts (the “GIC’s”) whose underlying investments are stated at fair value. Fair value of the underlying investments in the GIC’s is determined by the issuer based on the replacement cost methodology for the synthetic GICs and the discounted cash flow methodology for the traditional GICs. Member loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment expenses charged to the Plan for investments in the mutual funds are charged directly against the assets of the Fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments.
Adoption of Accounting Guidance
Reporting of Fully Benefit-Responsive Investment Contracts
Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants (the “AICPA”) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value and include an additional line item to adjust fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis in accordance with the FSP and is, therefore, consistent with the prior year presentation.
Future Adoption of New Accounting Guidance
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). For financial statement elements currently required to be measured at fair value, SFAS 157 redefines fair value, establishes a framework for measuring fair value under U.S. GAAP and enhances disclosures about fair value measurements. The new definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability regardless of whether an observable liquid market price existed (an exit price). SFAS 157 provides guidance on how to measure fair value, when required, under existing accounting standards. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (“Level 1, 2, and 3”). SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and, as such, will be adopted by the Plan in 2008. Adoption of SFAS 157 is not expected to have a material impact to the Plan.
Payment of Benefits
Benefits paid to Members are recorded when distributed (see Note 7).
Contributions
Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 3. Investments
Investments of the Plan consist of common stock of the Company, various investment funds (including index and mutual funds managed by the Company and pooled temporary investment funds managed by the Trustee), group annuity contracts issued by unaffiliated insurers that are held by an investment fund sponsored by the Company, and loans receivable from Members.
The following investments represented 5% or more of the fair value of the Plan’s net assets at the end of the Plan year:

	December 31,
	2007	2006

* The Hartford Financial Services Group, Inc. common stock (7,465,472 and 8,386,891 shares at December 31, 2007 and 2006, respectively)	$650,914	$782,581
* Index fund	246,149	246,581
Mutual funds:
* Capital Appreciation HLS Fund	334,036	273,423
* MidCap HLS Fund	225,312	189,544
Group annuity contracts:
JPMorgan Chase Bank, Contract #AITTH01	163,688	154,676
UBS AG, Contract #3024	162,777	153,780

*	Indicates party-in-interest
For the year ended December 31, 2007, the Plan’s investments had net appreciation (depreciation), including gains and losses on investments bought and sold, as well as held during the year, as follows:

The Hartford Financial Services Group, Inc. common stock	$(42,924)
Index fund	13,601
Mutual funds	25,087

Net depreciation in fair value of investments	$(4,236)

Note 4. Investments in Group Annuity Contracts
The Plan has entered into numerous traditional and synthetic group annuity contracts with unaffiliated insurance carriers. A synthetic group annuity contract is an investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a fixed income portfolio of financial instruments that are owned by the Plan. The key differences between a synthetic group annuity contract and a traditional group annuity contract are that the Plan owns the assets underlying the synthetic group annuity contract and traditional group annuity contracts have fixed crediting interest rates. The synthetic GIC contracts include underlying assets which are held in a trust owned by the Plan and utilize a benefit-responsive wrapper contract managed by DB Advisors, formerly known as Deutsche Asset Management. The fair value of the benefit-responsive wrapper contract was zero at December 31, 2007 and 2006. The contract provides that participants execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as Plan termination or a Plan merger initiated by the Plan Sponsor,, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.
The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract. Key factors that could influence future crediting rates include,

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 4. Investments in Group Annuity Contracts (continued)
but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund and the initiation of an extended termination of one or more synthetic GIC contracts by the manager or the contract issuer. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than zero.
The contract issuer is not allowed to terminate any of the synthetic GIC’s and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines.

Average yields:	2007	2006

Based on annualized earnings (1)	5.16%	5.52%
Based on interest rate credited to participants (2)	5.22%	4.82%

(1)	Calculated by taking the average of the quarterly market value weighted yields of the investments

(2)	Calculated by dividing annualized earnings credited to participants by the market value of the funds
The following table represents the adjustment from fair value to contract value for each of the contracts for the year ended December 31, 2007:

		Major	Investments	Investments	Adjustment
	Contract	Credit	at Contract	at Fair	to Contract
Carrier Name	Number	Ratings	Value	Value	Value

JPMorgan Chase Bank	AITTH01	AA- / Aa2	$163,226	$163,688	$(462)
UBS AG	3024	AA+ / Aa2	162,748	162,777	(29)
Monumental Life Insurance Company	MDA00380TR	AA / Aa3	132,223	129,679	2,544
Natixis Financial Products Inc. (formerly IXIS Financial Products Inc.)	WR1879-01	AAA / Aaa	81,311	79,695	1,616
Monumental Life Insurance Company	ADA00212TR	AA / Aa3	85,263	84,974	289
Natixis Financial Products Inc. (formerly IXIS Financial Products Inc.)	BR-879-25	AAA / Aaa	6,531	6,437	94

Total			$631,302	$627,250	$4,052

The following table represents the adjustment from fair value to contract value for each of the contracts for the year ended December 31, 2006:

		Major	Investments	Investments	Adjustment
	Contract	Credit	at Contract	at Fair	to Contract
Carrier Name	Number	Ratings	Value	Value	Value

JPMorgan Chase Bank	AITTH01	AA- / Aa2	$155,230	$154,676	$554
UBS AG	3024	AA+ / Aa2	154,874	153,780	1,094
Monumental Life Insurance Company	MDA00380TR	AA / Aa3	145,422	143,414	2,008
Natixis Financial Products Inc. (formerly IXIS Financial Products Inc.)	WR1879-01	AAA / Aaa	89,327	87,341	1986
Monumental Life Insurance Company	ADA00212TR	AA / Aa3	80,996	80,283	713
Natixis Financial Products Inc. (formerly IXIS Financial Products Inc.)	BR-879-25	AAA / Aaa	6,514	6,493	21

Total			$632,363	$625,987	$6,376

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 5. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 23, 2004 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 6. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.
Note 7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per accompanying financial statements	$3,043,474	$2,878,802
Amounts allocated to withdrawing Members	—	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,052)	(6,376)

Net assets per Form 5500	$3,039,422	$2,872,426

The following is a reconciliation of total additions between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2007:

Total additions per accompanying financial statements	$403,691
Add Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	6,376
Deduct Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	(4,052)

Total additions per Form 5500	$406,015

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2007:

Benefits paid to Members per accompanying financial statements	$236,599
Deduct amounts allocated to deemed loan distributions	(114)

Benefits paid to Members per Form 5500	$236,485

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 8. Party-in-Interest Transactions
Certain plan investments are in funds managed by State Street Bank and Trust Company (the Trustee), certain subsidiaries of the Company and DB Advisors. Fees paid by the Plan for trustee, custodial and investment management services amounted to $784 for the year ended December 31, 2007. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary amounted to $55 for the year ended December 31, 2007. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of The Hartford’s common stock. At December 31, 2007 and 2006, the Plan held 7,465,472 shares and 8,386,891 shares of common stock of The Hartford with a cost basis of $304,820 and $340,813, respectively. During the year ended December 31, 2007, the Plan recorded dividend income from The Hartford’s common stock and mutual funds of $185,638.
Note 9. Plan Amendments
During 2007, the following changes were made to the Plan:
•	Effective January 1, 2007 the service definition was clarified to provide that periods of employment with acquired businesses may be credited as provided by the Plan Administrator.

•	Effective May 1, 2007 beneficiaries may elect to roll over distributions.
As of December 31, 2007 the Plan document was amended to include the following changes effective January 1, 2008:
•	Roth 401(k) contributions may be made under the Plan.

•	Sixty days after becoming eligible to participate, employees hired on and after January 1, 2008 are automatically enrolled at a 3% pre-tax contribution level.

•	Automatically enrolled employees will have their pre-tax contribution increased by 1% in April of each year to a maximum of 10%. Alternatively, any participant may elect to have their contribution increased annually by a specified percent on a chosen date.

•	The Salary definition was revised to exclude severance pay and accrued vacation pay paid upon termination of employment.
Effective January 1, 2006, the following changes were made to the Plan:
•	PLANCO Financial Services LLC employees that participate in the Plan became eligible for Matching Company contributions and Floor Company contributions.

•	The minimum eligibility age to participate in the Plan, as well as to receive Floor Company contributions, was lowered from age 19 to age 18.

•	The minimum percentage of base salary designated for before-tax savings was lowered from 2% to 1%.
In addition, the following changes were made to the Plan in 2006:
•	Beginning June 15, 2006, six individual Target Retirement Funds were made available as investment options.

•	Effective September 1, 2006, the Stock HLS Fund and the Advisers HLS Fund were no longer available as investment options. The Capital Appreciation HLS Fund and the Vanguard Target Retirement Date Funds were determined as default funds to which assets from the Stock HLS Fund and Advisers HLS Fund would be transferred, respectively, should participants not designate another fund.

•	Effective September 1, 2006, no more than 10% of future contributions and fund transfers can be directed to The Hartford Financial Services Group, Inc. Stock Fund.

NOTES TO FINANCIAL STATEMENTS (Continued)
•	Effective September 1, 2006, the default investment option for Plan Members that have not made an investment election is the Target Retirement Fund nearest to the Plan Member’s expected retirement date (the Company assumes this to be age 65).

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007
($ IN THOUSANDS)

		(c) Description of Investment Including Maturity Date,
(a)	(b) Identity of Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	The Hartford Financial Services Group, Inc. Stock Fund
*	The Hartford	The Hartford Financial Services Group, Inc. common stock (7,465,472 shares)	***	$650,914

*	State Street Bank and Trust	State Street Cash Fund — STIF	***	2,101

		Subtotal Stock Fund		653,015

	Index Fund
*	The Hartford	Index Fund, Fund #NCD5	***	246,149

		Subtotal Index Fund		246,149

	Stable Value Fund
*	DB Advisors	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:
	Natixis Financial Products Inc. (Formerly IXIS Financial Products Inc.)	Group Annuity Contract #WR1879-01, 4.77%, 6/30/2036	***	79,695
	Natixis Financial Products Inc. (Formerly IXIS Financial Products Inc.)	Group Annuity Contract #BR-879-25, 4.41%, 4/27/2011	***	6,437
	Monumental Life Insurance Company	Group Annuity Contract #MDA00380TR, 4.81%, 6/30/2036	***	129,679
	Monumental Life Insurance Company	Group Annuity Contract #ADA00212TR, 5.50% **	***	84,974
	JPMorgan Chase Bank	Group Annuity Contract #AITTH01, 5.40% **	***	163,688
	UBS AG	Group Annuity Contract #3024, 5.34% **	***	162,777

		Subtotal Group Annuity Contracts		627,250

*	State Street Bank and Trust	State Street Cash Fund — STIF	***	1,300

		Subtotal Stable Value Fund		628,550

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007 (CONTINUED)
($ IN THOUSANDS)

		(c) Description of Investment
		Including Maturity Date, Rate of
		Interest, Collateral, Par or
(a)	(b) Identity of Party	Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares, Fund #NCC3	***	$77,221
	Money Market HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Money Market HLS Fund, Class IA shares, Fund #NCD1	***	63,762
	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares, Fund #NCD4	***	129,992
	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares, Fund #NCC6	***	144,019
	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares, Fund #NCD3	***	334,036
	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares, Fund #NCC1	***	134,700
	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares, Fund #NCC2	***	225,312
	High Yield HLS Fund
*	The Hartford	Hartford Series Fund, Inc. High Yield HLS Fund, Class IA shares, Fund #NCC4	***	31,662
	Global Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Leaders HLS Fund, Class IA shares, Fund #NCC7	***	50,412
	Global Health HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Health HLS Fund, Class IA shares, Fund #NCC9	***	33,738

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007 (CONTINUED)
($ IN THOUSANDS)

		(c) Description of Investment Including
		Maturity Date, Rate of Interest, Collateral,
(a)	(b) Identity of Party	Par or Maturity Value	(d) Cost	(e) Current Value

	Global Technology HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Technology HLS Fund, Class IA shares, Fund #NCC8	***	$26,709
	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Inc Fund, Fund #NMA4	***	8,045

	Target Retirement 2005 Fund
	Vanguard	Vanguard Target Retirement 2005 Fund, Fund #NMA5	***	13,714
	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund, Fund #NMA6	***	68,369
	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund, Fund #NMA7	***	64,556
	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund, Fund #NMA8	***	37,504
	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund, Fund #NMA9	***	17,213

		Subtotal Mutual Funds		1,460,964

	Clearing Account
*	State Street Bank and Trust	Clearing Account, Fund #NCD8	***	610

		Subtotal Clearing Account		610

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account, Fund #NCD9	***	272

		Subtotal Master Expense Account		272

	Loan Fund
*	Plan Members	Loans Receivable from Members, maturing in 2008 through 2022 bearing interest at rates from 5.00% — 10.50%	N/A	43,619

		Subtotal Loan Fund		43,619

		Total		$3,033,179

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN (Name of Plan)
BY:	/s/ Lynn Farrell
Lynn Farrell
Plan Administrator
June 25, 2008